U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2017
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of Registrant’s name into English)
Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
MFC Bancorp Ltd. Rene Randall Corporate Vice President 1 (604) 683 8286 ex 2 rrandall@bmgmt.com
MFC BANCORP LTD. REPORTS RESULTS FOR 2016 AND ANNOUNCES PROPOSED PLAN OF ARRANGEMENT
NEW YORK (March 31, 2017) . . . MFC Bancorp Ltd. (the “Company” or “MFC”) (NYSE: MFCB), announces its results for the year ended December 31, 2016 and a proposed plan of arrangement that is designed to improve its corporate structure, reduce expenses and increase its global exposure and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)
Review of 2016
The beginning of 2016 presented significant challenges. In February 2016, one of our customers filed for insolvency, which was an adjusting subsequent event under IAS 10, Events after the Reporting Period. This resulted in our first late filing as a public company and our recognition of credit losses of more than $50 million in our 2015 financial statements.
But since then we have made progress on our goal to refocus the Company by exiting product lines and geographies with unsatisfactory margins in order to reallocate capital to operations that present higher returns.
To this end, we have:
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reduced our inventories by $213.4 million in 2016 to $32.0 million, representing a reduction of approximately 87%;

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reduced $99.7 million of debt and borrowings in 2016;

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sold our ferrosilicon production facility and interest in quartz quarries to Elkem AS. The cash consideration received under the transaction was approximately equal to net asset value and was utilized to repay the debt which was incurred to refinance our initial acquisition;

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exited unprofitable businesses which were generating unsatisfactory returns in multiple jurisdictions, including Germany, Luxembourg, certain eastern European countries and the United States;

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substantially reduced our head count and overhead, with the number of employees worldwide down from 650 to under 450 at the end of 2016. To date, more than 50 employees have been given notice of termination of their employment contracts in 2017;

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allocated resources for the expansion of our merchant banking business; and

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in the first quarter of 2017, completed the sale of a non-core commodities trading business that was focused on Latin America. Pursuant to the transaction, we received total consideration approximately equal to book value, including 450,000 of our common shares at a deemed price of $1.84 per share.

We will use the proceeds and expected savings from these actions to reduce our debt and borrowings and reallocate capital to more lucrative projects with the ultimate goal of generating an adequate return on our shareholders’ equity.
Inventory Reduction
In 2016, we reduced our inventories by $213.4 million, from $245.3 million as at December 31, 2015 to $32.0 million as at December 31, 2016. This was a result of exiting certain product lines and geographical markets.

The following table highlights the reduction in inventories as at December 31, 2015 and March 31, June 30, September 30 and December 31, 2016:
INVENTORIES (In thousands)	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Inventories	$45,345	$197,406	$154,703	$29,454	$31,954
Financial Highlights
The following table highlights selected figures on our financial position as at December 31, 2016 and December 31, 2015:
FINANCIAL POSITION (In thousands, except ratios and per share amounts)	December 31, 2016	December 31, 2015
Cash and cash equivalents	$120,676	$197,519
Short-term securities	5,018	170
Trade receivables	135,962	151,229
Tax receivables	11,743	11,705
Other receivables	35,251	14,727
Inventories	31,954	245,345
Total current assets	400,954	785,850
Total current liabilities	214,676	414,562
Working capital	186,278	371,288
Current ratio(1)	1.87	1.90
Acid-test ratio(2)	1.68	1.17
Short-term bank borrowings	95,416	52,864
Total assets	650,338	977,351
Total long-term debt	116,813	259,038
Long-term debt-to-equity(1)	0.25	0.47
Total liabilities	320,908	608,151
Shareholders’ equity	327,520	367,192
Net book value per share	5.19	5.82

Notes:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion, divided by shareholders’ equity.

(2)
The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale).

Operating EBITDA
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
For the year ended December 31, 2016, our Operating EBITDA from continuing operations increased to $10.8 million from a loss of  $26.1 million for the same period of 2015 and our loss from continuing operations decreased to $23.7 million for the year ended December 31, 2016 from a loss of  $244.6 million for the same period of 2015.
The following is a reconciliation of our net loss from continuing operations to Operating EBITDA (loss) from continuing operations for the years ended December 31, 2016 and 2015:

OPERATING EBITDA (loss) from continuing operations (In thousands)	Years Ended December 31,
	2016	2015
		(Re-presented)
Net loss from continuing operations(1)	$(23,720)	$(244,602)(2)
(Reversal) recognition of impairment losses on resource properties	(8,566)	235,875
Income tax expense (recovery)	7,014	(46,193)
Finance costs	24,102	22,329
Amortization, depreciation and depletion	11,951	6,450
Operating EBITDA (loss) from continuing operations	$10,781	$(26,141)(2)

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated.

Proposed Plan of Arrangement
The Company also announces that it plans to complete a plan of arrangement (the “Plan”) that is designed to improve its corporate structure, reduce expenses and increase its global exposure. MFC Bancorp Ltd., a Canadian company will not change, just the ultimate parent company. As part of the Plan:
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Share Capital. MFC’s stated shareholders’ capital will be reduced by an amount equal to our retained deficit which, as of December 31, 2016, was $88.9 million and in large part resulted from our discontinued operations and impairments of assets.

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Share Consolidation/Split. MFC common shares will be consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the holders of the same being paid therefor in cash based upon the weighted average price of the common shares over the ten trading days immediately prior to the Plan becoming effective and thereafter such MFC common shares will be split on a 1 for 20 basis. This will reduce the number of share outstanding though each shareholder’s proportional ownership will not change and there will be cost savings from reduced administration expenses.

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Share Exchange. MFC’s common shares will be exchanged on a one-for-one basis for common shares of a new parent company, which, upon completion of the Plan, will be renamed “MFC Bancorp Ltd.” (“New MFC”) and MFC will become a wholly-owned subsidiary of New MFC. New MFC will be incorporated in the Cayman Islands, where other significant companies such as Alibaba are also incorporated. Our existing shareholders will become shareholders of New MFC.

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Our New York Stock Exchange (NYSE) listing under the existing symbol (MFCB) will be continuous without interruptions or changes.

Under applicable corporate law, the Plan will require, among other things, court approval and the approval of 66 2/3% of the votes cast at the meeting. Shareholders would also be entitled to exercise dissent rights in connection with the Plan. A shareholder who dissents from the Plan will be entitled, when the Plan becomes effective, to be paid in cash the fair value of their common shares, subject to MFC’s right to terminate the Plan in the event that such dissent rights are exercised with respect to more than a certain percentage of MFC common shares.
The Company believes that the benefits of the plan are, among other things:
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Stable and Respected Jurisdiction. The Cayman Islands is a desirable jurisdiction for New MFC as it has enjoyed a long history of political and economic stability and is a well-developed international business and financial center, with a large number of public companies organized there.

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More Flexible Corporate Structure. The separation of the public parent company from its operating businesses will facilitate future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures.

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Additional Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning and will be able to take advantage of the favourable treatment accorded to non-resident exempted companies under Cayman Islands law. Currently, the Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.
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Reduced Compliance Expenses and Cash Proceeds for Odd Lot Interest Shareholders. We believe the Plan will reduce our ongoing administrative costs and allow fractional shareholders to receive cash for their fractional shares without incurring brokerage commissions or expenses.

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Enhanced Global Exposure. We are a global company, with operations spanning internationally and New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of its operations. New MFC would also consider a secondary listing of its shares on a second stock exchange after completion of the Plan to obtain additional global exposure and liquidity.

The Plan is expected to be completed in 2017 and is subject to finalization and requisite court, shareholder and board approvals. Further information regarding the Plan will be included in materials to be mailed to the Company’s shareholders in connection with the shareholder meeting to be held to approve the Plan.
Update on Management change
In March 2017, we announced that Michael Smith, our Managing Director, was appointed as the Company’s President and Chief Executive Officer. Mr. Smith replaced Gerardo Cortina, who resigned as President and Chief Executive Officer of the Company in order to pursue outside opportunities. Mr. Cortina will continue with the Company as a director and on a part-time basis as Vice-President in order to assist with the transition.
Credit Lines and Facilities
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.
As at December 31, 2016, we had credit facilities aggregating $430.0 million as follows: (i) we had unsecured revolving credit facilities aggregating $141.2 million from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) we also had revolving credit facilities aggregating $64.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $198.4 million for our merchant banking activities. We factor certain of our trade receivables upon invoicing, at inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of  $25.9 million with banks.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
During 2016, we reduced and eliminated certain customer-specific credit facilities for customers with whom we no longer commercially transact, as well as certain credit facilities which were underutilized or in jurisdictions which we are exiting. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
President’s Comments
Michael Smith, President and CEO of the Company, commented: “Going forward we will expand our merchant banking activities. Our plan to exit unsatisfactory product lines and geographies, significantly reducing our inventories and receivables and reallocating the capital to more profitable business units is proceeding well.”
Mr. Smith concluded: “We believe these actions and the announcement of the Plan of Arrangement will help reduce expenses and ultimately result in an adequate return on our equity.”

Stakeholder’s Communications
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
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Stakeholders are encouraged to read our entire audited financial statements and management’s discussion and analysis for the year ended December 31, 2016 as set forth in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) for a greater understanding of our business and operations.

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All stakeholders who have questions regarding the information in the Annual Report may call our North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873) to book a conference call with of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

About MFC
MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries. As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
Disclaimer for Forward-Looking Information
This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the Company’s business plans, its strategy to reduce trade receivables and inventories, the completion and anticipated benefits of the Plan, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) our ability to enforce our rights, and recover expected amounts, related to our insolvent customer through existing collateral, guarantees, mortgages and other mitigation securities; (vi) our ability to realize the anticipated benefits of our acquisitions; (vii) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (viii) counterparty risks related to our trading and finance activities; (ix) our ability to complete the Plan as contemplated, or at all, and our ability to realize on the anticipated benefits of the plan; (x) operating hazards; and (xi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and with the Canadian securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Samuel Morrow
Samuel Morrow Chief Financial Officer
Date:	March 31, 2017